ITEM 77 D: POLICIES WITH RESPECT TO SECURITY INVESTMENTS

On May 18, 2006, the Board of Trustees ratified a change to the investment strategies of the Core Bond Fund in order to permit the Fund to invest up to 10% of its assets in emerging market securities.